Exhibit 99.1
VOTE BY MAIL OR FAX
QUICK *** EASY *** IMMEDIATE
HOW TO VOTE YOUR SHARES OF
VIATEL HOLDING (BERMUDA) LIMITED
Vote Your Proxy by mail:
Mark, sign and date your proxy card and return it in the postage-paid pre-addressed envelope provided to Proxy Services, Continental Stock Transfer & Trust Co., 8th Floor, 17 Battery Place, New York, NY 10004 no later than twenty four hours before the time appointed for the aforesaid Special General Meeting.
Vote Your Proxy by Fax:
This form of proxy must be faxed to 1-212-509-5152 no later than 11.00 am (Swiss local time) on Monday, November 21, 2005.
PLEASE DO NOT RETURN THE PROXY CARD IF YOU ARE VOTING BY FAX
FOLD AND DETACH HERE AND READ THE REVERSE SIDE

PROXY VIATEL HOLDING (BERMUDA) LIMITED	Please mark your votes like this	☒
THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR ITEMS 1, 2, AND 3.

Resolutions:
1.	That the sale of Cybernet (Schweiz) AG (“Cybernet”), to Swisscom Fixnet AG (“Swisscom”) by Viatel Holding (Europe) Limited (a wholly owned subsidiary of the Company), as described in the Chairman’s letter circulated to the shareholders of the Company and dated November 1, 2005 (the “Chairman’s Letter”) and pursuant to the terms and conditions set out in the share purchase agreement dated October 20, 2005 and entered into between the Company, Viatel Holding (Europe) Limited, Cybernet and Swisscom (the material terms of which are described in the Chairman’s Letter) ( the “Sale”) be and is hereby approved subject to such non-material amendments, variations or waivers as any Director or Officer of the Company (acting individually or together) or any duly authorized committee of the Company in their absolute discretion think fit;

FOR	AGAINST	ABSTAIN
☐	☐	☐

2. That any one Director or Officer of the Company be and hereby is authorized to take all necessary or desirable steps to negotiate, conclude, implement, execute and give effect to any document, deed, act or thing pursuant to or otherwise in connection with the Sale; and
FOR ☐	AGAINST ☐	ABSTAIN ☐

3. That any and all actions of the Directors and Officers of the Company acting individually or together with another to date in connection with the Sale be and are hereby approved, ratified, confirmed and adopted in all respects as actions taken for and on behalf of the Company.
FOR ☐	AGAINST ☐	ABSTAIN ☐

Indicate changes below:	Address Change? Mark Box ☐

COMPANY ID:

PROXY NUMBER:

ACCOUNT NUMBER:

Signature	Date	, 2005.
NOTE: If signing as attorney, executor, administrator, trustee, guardian or the like, please give your full title as such. If signing for a corporation, please give your title.

VIATEL HOLDING (BERMUDA) LIMITED
(the “Company”)
SPECIAL GENERAL MEETING OF SHAREHOLDERS
Tuesday, November 22, 2005
11.00 am
(Swiss time)
BÄR & KARRER
Brandschenkestrasse 90,
CH-8027,
Zurich,
Switzerland
FOLD AND DETACH HERE AND READ THE REVERSE SIDE

Viatel Holding (Bermuda) Limited
Canon’s Court
22 Victoria Street

Hamilton HM12, Bermuda	proxy

This proxy is solicited by the Board of Directors for use at the Special General Meeting of the Company on Tuesday, November 22, 2005 or at any adjournment thereof.
I/We, HEREBY APPOINT                                                                       , or failing whom the Chairman of the Special General Meeting (the “Chairman”), as my/our proxy to represent me/us and to vote on my/our behalf at the Special General Meeting of the Company to be held on Tuesday, November 22, 2005 and at any adjournment thereof and to vote for me/us as indicated in the boxes below.
In the absence of instructions, the proxy may vote or abstain from voting as he or she thinks fit on the resolutions below (the “Specified Resolutions”).
Should any resolution or other business, other than the Specified Resolutions, be proposed by the Chairman at the meeting (including any motion to adjourn the Special General Meeting or any amendments to the Specified Resolutions), the proxy may vote thereon as he or she thinks fit.
Please complete using ink and indicate your vote with an “x” in the space provided.
PLEASE DATE, SIGN AND MAIL OR FAX AT ONCE.
See reverse for voting instructions.